CRT CAPITAL GROUP LLC

262 HARBOR DRIVE

STAMFORD, CT 06902

March 1, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Jay Ingram

Re:	Oracle Healthcare Acquisition Corp.
Registration Statement on Form S-1
File No. 333- 128748

Ladies and Gentlemen:

In connection with the above-captioned offering please be advised that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Oracle Healthcare Acquisition Corp. that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective at 4:35 p.m. EST on March 2, 2006, or as soon thereafter as practicable.

The undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus filed with the Securities and Exchange Commission on January 18, 2005 (the “Initial Distribution”):

1	Sent to Prospective Underwriters
0	Sent to Securities Dealers
1700	Sent to Institutions
15	Sent to Individuals

Subsequent to the Initial Distribution, the undersigned has effected approximately the following distribution of a revised Preliminary Prospectus filed with the Securities and Exchange Commission on February 27, 2006:

1	Sent to Prospective Underwriters
1	Sent to Securities Dealers
70	Sent to Institutions
35	Sent to Individuals

This letter shall also confirm that the underwriters of the above-captioned offering have complied and will comply with all provisions of rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

CRT CAPITAL GROUP LLC
as Representative of the Several Underwriters

By:	/S/ Eric Seal
Eric Seal